HORNBACH

82 - 3729

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

03003590

03 JAN 14 AM 10:34

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Office of International Corporate Finance
att.: Sandra Kinsey, Esq.

Bornheim, January 6th, 2003

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Ms. Sandra Kinsey,

Enclosed please find our press release issued on December 19th, 2002 for your information. It is a brief report concerning the third quarter of our fiscal year 2002/03.

Kind regards,

Judith Würtz

pp. Judith Würtz

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

dlw 2/4

Enclosure

82-3729

HORNBACH-Baumarkt-AG Group

Nine-month Interim Report (IAS) 2002/2003 (March 1, 2002 – November 30, 2002)

- Consolidated sales up by 12.9 %
- Like-for-like sales up by 2.2%, countering negative trends in the sector in Germany
- Rise in number of customers, further increase in market shares
- Earnings significantly down on previous year due to lower gross margins, additional costs of expansion and one-off charges
- German Corporate Governance Codex: HORNBACH publishes its Statement of Compliance

In spite of repeated unfavorable omens for the German retail sector, HORNBACH was able to increase its consolidated sales significantly in the first nine months of the current fiscal year (March 1 to November 30, 2002). Sales rose by 12.9%. Like-for-like sales at HORNBACH DIY superstores with garden centers grew by 2.2% in Germany, and by 2.0% across the Group. Given that comparable key figures across the sector declined, the market leader in DIY megastores was able to further increase its share of the largest DIY market in Europe. Earnings at the HORNBACH-Baumarkt-AG Group were nevertheless considerably lower than the previous year' figures, which was primarily a result of lower gross margins, the additional costs of expansion and one-off charges due to flooding damage.

Key Figures (IAS) HORNBACH-Baumarkt-AG Group	Change on previous year (%)	**9 months 2002/2003 €m**	9 months 2001/2002 €m
Gross sales	12.9	**1,486.2**	1,316.8
Net sales	12.9	**1,280.4**	1,134.2
• Germany	7.7	956.5	888.0
• International	31.6	323.9	246.2
Share in %		*25.3 %*	*21.7 %*
Like-for-like sales (% change)		**2.0 %**	2.0 %
EBITDA	-8.6	**96.6**	105.7
EBIT	-14.7	**55.8**	65.4
Result from ordinary activities	-19.5	**41.6**	51.7
Extraordinary result		**-7.9**	-
Earnings before taxes (EBT)	-34.8	**33.7**	51.7
Net income for year	-40.5	**20.0**	33.6
Earnings per share (€)		**1.33**	2.24
Capital investments	19.4	**110.4**	92.5

Crisis in the german retail sector continues unabated through 2002

The underlying conditions in the German retail sector showed no sign of improvement in the fall of 2002. The economic climate is suffering acutely from the massive loss of confidence among German consumers who, being faced with imminent tax and social contribution increases, have further reduced their private consumption.

According to data published by the Federal Office of Statistics, retail sales dropped by 1.9% in nominal terms and by 2.3% in real terms between January and October 2002 in comparison with the previous year. The largest decline in sales was reported in the household goods, construction and DIY sector (nominal: -7.6%, real: -8.4%).

The Federal Association of Specialist DIY and Garden Stores (BHB) calculated a fall in like-for-like sales of 2.6% for the first nine months of the year, despite the slight improvement seen in August and September. The BHB is forecasting a decline in like-for-like sales of more than 3% for the 2002 calendar year.

HORNBACH continues to outperform

With a 1.6% increase in like-for-like sales in the period of January to September 2002, HORNBACH-Baumarkt-AG clearly countered the trend in the German DIY sector and was able, despite the difficult underlying conditions, to maintain its out-performance of the German market for the fourth consecutive year.

During the first nine months of its fiscal year (reporting date: November 30, 2002), like-for-like sales in Germany rose by 2.2% and by 2.5% in the third quarter alone. Hornbach was able to obtain additional market share. Overall. the international HORNBACH megastores concluded the third quarter with a 1.1% rise in sales. As such, like-for-like sales improved by 2.0% across the Group. The number of customers increased more strongly than sales on like-for-like.

Like-for-like Sales Change on Previous Year	1st quarter 2002/03	2nd quarter 2002/03	3rd quarter 2002/03	9 months 2002/03 cumulative
Germany	1.1 %	3.1 %	2.5 %	2.2 %
International	3.7 %	1.8 %	-2.3 %	1.1 %
HORNBACH Total	1.6 %	2.8 %	1.5 %	2.0 %

Consolidated sales rose by 12.9%

Taking the newly opened DIY superstores with garden centers into account, the overall sales of HORNBACH-Baumarkt-AG showed significant increases on the previous year's figure. As at November 30, 2002, consolidated net sales had risen by 12.9 % to € 1,280m (previous year: € 1,134m). Gross sales (including VAT) rose by 12.9 % to € 1,486 (€ 1,317m).

Graph: HORNBACH-Baumarkt-AG: Consolidated Sales (€m)


9 Months 2002/03
1486
1280
9 Months 2001/02
1317
1134
Gross
Net
0
500
1000
1500

In the third quarter, new DIY megastores with garden centers were opened in Hohenems (Austria), Groningen (the Netherlands) and in Wiesbaden. As at November 30, 2002, the number of stores had increased to 99 due to the company's international expansion. The total sales area now amounts to approximately 978,000 m², with an average store size of almost 9,900m². 78 stores are in operation in Germany. The HORNBACH DIY superstores with garden centers outside Germany are located in the following European countries: Austria (9), the Netherlands (7), the Czech Republic (3), Luxembourg (1) and Switzerland (1).

HORNBACH takes advantage of current weakness in the sector

The year 2002 is a touchstone for future growth in the DIY store sector in Germany. HORNBACH has refrained from cutting back its expansion in favor of short-term profit maximization. This would be detrimental to the quality of its business model, would come at the cost of sales and market share and would mark the beginning of future earnings decline. The market leader in the DIY megastore segment has rather chosen to remain faithful to its long-term growth strategy: maintaining international expansion, increasing customer orientation and guaranteeing the best prices. During this difficult period of consolidation, sustained investments are therefore being made in strengthening the company's competitive position, in its branding and in expanding its market share. This strategy has, however, clearly left its mark on earnings development during the 2002/2003 fiscal year.

Earnings development

During the period under report of March to November 2002, the result from ordinary activities at the HORNBACH-Baumarkt-AG Group fell year-on-year by 19.5 % to € 41.6m (previous year: € 51.7m). Earnings before interest and tax (EBIT) dropped by 14.7 % to € 55.8m (previous year: € 65.4m). Earnings before interest, tax, depreciation and amortization (EBITDA) decreased year-on-year by 8.6 % to € 96.6m (previous year: € 105.7m).

The decline in operating earnings was principally a result of the reduced gross margin, as well as of the forced pace of international expansion. As a result of the market entry in Switzerland and the preparations for the expansion to Sweden, pre-opening costs doubled year-on-year to reach approximately € 12m.

As reported in the Interim Report for the First Half-Year, the damage caused by the floods in August 2002 has led to exceptional costs amounting to around € 8m. Earnings before tax therefore fell by 34.8 % to € 33.7m (previous year: € 51.7m) during the first three quarters of the 2002/2003 fiscal year. The consolidated net income decreased by 40.5 % to € 20.0m (previous year: € 33.6m).

Employees

At the reporting date on November 30, 2002, the total number of staff employed under permanent contracts with HORNBACH-Baumarkt-AG and its subsidiaries was 8,822 (previous year: 7,765) Averaged over the year, the Group employed the equivalent of 7,368 (previous year: 6,705) full-time staff.

Capital investment

In the first nine months of the current fiscal year, a total of € 110.4m (previous year: € 92.5m) was invested, primarily in real estate and buildings (63 %), as well as in equipment and fittings (37 %). The cash flow statement in the notes to this report provides information on the financing and investment activities of HORNBACH-Baumarkt-AG.

Other events during the reporting period

Within the framework of its strategic partnership with Kingfisher plc., the companies' cooperation on an operational level took on more concrete form in October 2002. Some managers from HORNBACH-Baumarkt-AG took part in the annual "B&Q Supplier Conference". Strategy meetings were held with suppliers of international significance.

HORNBACH was awarded the most prestigious German advertising prize, the "Gold-Effie", for its advertising campaign: "There is always something to be done". The prize was awarded on account of the original TV spots produced by the Berlin agency Heimat, which have contributed to the success of HORNBACH in establishing its DIY superstores with garden centers as a brand in consumers' minds.

With regard to the new stock market segmentation scheduled to be introduced in March 2003, HORNBACH-Baumarkt-AG has received admission to the Prime Standard segment. This is a requirement for being admitted into on of the new select indices of the Deutsche Börse.

HORNBACH-Baumarkt-AG has published its Statement of Compliance with the German Corporate Governance Codex for the year 2002 on its website (www.hornbach.com). The company thereby provides evidence to the outside of world of its orientation towards international standards and of its practicing competent and responsible corporate management and supervision. HORNBACH considers the Codex as making a valuable contribution to increasing transparency for investors, customers and staff, as well as to promoting confidence in the company.

Outlook

The 100th HORNBACH DIY superstore with a garden center was opened in Prag-Repy on December 11, 2002. The company therefore now has operations at four locations in the Czech Republic. Further new openings have been scheduled for Etoy/Lausanne (Switzerland) and St. Pölten (Austria) before the end of the fiscal year (February 28, 2003). The total number of HORNBACH DIY superstores with garden centers is therefore expected to rise to 102, with sales space of more than one million m².

HORNBACH-Baumarkt-AG expects to achieve net sales in excess of € 1.6bn (previous year: € 1.44bn) and gross sales of around € 1.9bn (previous year: € 1.67bn) during the 2002/2003 fiscal year. Like-for-like sales will surpass the previous year's figure. This will further increase the lead which HORNBACH has over the DIY sector in Germany.

Due to declining margins, the result from ordinary activities is expected to be significantly below the previous year's figure.

Bornheim bei Landau, December 19, 2002
– The Board of Management –

Financial Calendar

▪ April 16, 2003	**Preliminary year-end results** 2002/2003
▪ June 25, 2003	**Financial Statements Press Conference** 2002/2003 Publication of annual report **DVFA Analyst Meeting** **Interim Report** for the period ending May 31, 2003
▪ August 28, 2003	**Annual General Meeting** in Frankfurt am Main
▪ September 25, 2003	**Interim Report** for the period ending August 31, 2003
▪ December 19, 2003	**Interim Report** for the period ending November 30, 2003

Contacts

Investor Relations

Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Press/Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. W.
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 678 - 93 00
presse@hornbach.com

Internet: www.hornbach.com

Income Statement

HORNBACH-Baumarkt-AG Group

Figures in €m	% change on previous year	9 months 2002/2003	9 months 2001/2002
Sales	12.9	1,280.4	1,134.2
Other income	13.1	14.7	13.0
Gross profit	9.1	457.5	419.3
Staff expenses	13.9	187.1	164.2
Amortisation/depreciation	1.2	40.8	40.3
Other operating expenses	16.3	173.8	149.4
Result of financial activities	3.6	-14.2	-13.7
Result from ordinary activities	**-19.5**	**41.6**	**51.7**
Extraordinary result		-7.9	0.0
Earnings before taxes (EBT)	-34.8	33.7	51.7
Taxes	-24.3	13.7	18.1
Net income	**-40.5**	**20.0**	**33.6**
Eamings per share (€)		*1.33*	*2.24*

Balance Sheet

HORNBACH-Baumarkt-AG Group

	November 30, 2002		November 30, 2001	
	%	€m	%	€m
ASSETS				
A. Fixed assets	**59.4**	**654.6**	**60.5**	**610.8**
I. Intangible assets	1.3	13.7	1.1	10.9
II. Tangible assets	58.0	639.9	59.4	599.5
III. Financial assets	0.1	1.0	0.0	0.4
B. Current assets	**39.5**	**436.2**	**38.5**	**389.1**
I. Inventories	31.2	344.1	30.6	308.7
II. Receivables and other assets	4.8	53.2	4.0	40.8
III. Cash	3.5	38.9	3.9	39.6
C. Deferred taxes	**0.8**	**9.2**	**0.8**	**7.8**
D. Deferred charges	**0.3**	**3.3**	**0.2**	**2.3**
BALANCE SHEET TOTAL	**100.0**	**1,103.3**	**100.0**	**1,010.0**
SHAREHOLDERS' EQUITY AND LIABILITIES				
A. Shareholders' equity	**32.6**	**359.2**	**35.2**	**355.7**
I. Subscribed capital	4.1	45.0	4.5	45.0
II Capital reserves	11.1	122.5	12.1	122.5
III. Revenue reserves	15.6	171.7	15.3	154.6
IV. Net income for year	1.8	20.0	3.3	33.6
B. Provisions and accruals	**4.4**	**49.3**	**4.4**	**44.6**
C. Payables	**58.4**	**644.0**	**55.1**	**556.9**
D. Deferred taxes	**4.1**	**44.9**	**4.7**	**46.9**
E. Deferred income	**0.5**	**5.9**	**0.6**	**5.9**
BALANCE SHEET TOTAL	**100.0**	**1,103.3**	**100.0**	**1,010.0**

Cash Flow Statement

HORNBACH-Baumarkt-AG Group

	9 months 2002/2003 €m	9 months 2001/2002 €m
Net income for year	**20**	**34**
Amortisation/depreciation of fixed assets	41	40
Changes in provisions and accruals	7	9
Profit/loss on disposal of fixed assets	0	2
Changes in inventories, trade accounts receivable and other asset items	-35	-24
Changes in trade accounts payable and other liability items	25	13
Net cash from operating activities	**58**	**74**
Proceeds from the disposal of fixed assets	1	47
Investments in tangible fixed assets	-96	-77
Investments in intangible assets	-2	-1
Investments in acquisition of consolidated companies and other business units	0	-12
Investments in other financial assets	-1	0
Net cash used in investing activities	**-98**	**-43**
Payments to shareholders	-13	-13
Proceeds from borrowings	25	8
Repayment of borrowings	-27	-17
Inflows/outflows from intra-Group financing	-10	-27
Changes in current account payables	54	28
Net cash used in/generated by financing activities	**29**	**-21**
Net change in cash and cash equivalents	-11	10
Effect of foreign exchange rate changes	0	0
Cash and cash equivalents as at 1 March	50	30
Cash and cash equivalents as at 30 November	**39**	**40**

Statement of Changes in Shareholders' Equity

HORNBACH-Baumarkt-AG Group

9 months 2002/2003 in €m	Subscribed capital	Capital reserves	Retained earnings	Net income for year	Total share-holders' equity
As at 01.03.2002	**45**	**122**	**155**	**30**	**352**
Dividends paid				-13	**-13**
Change in companies consolidated			0		**0**
Exchange adjustments			0		**0**
Transfer to reserves			17	-17	**0**
Net income for year				20	**20**
As at 30.11.2002	**45**	**122**	**172**	**20**	**359**

9 months 2001/2002 in €m	Subscribed capital	Capital reserves	Retained earnings	Net income for year	Total share-holders' equity
As at 01.03.2001	**45**	**122**	**144**	**23**	**334**
Dividends paid				-13	**-13**
Change in companies consolidated			0		**0**
Exchange adjustments			1		**1**
Transfer to reserves			10	-10	**0**
Net income for year				34	**34**
As at 30.11.2001	**45**	**122**	**155**	**34**	**356**

Notes to the interim financial statements

Accounting and Consolidation Principles

This interim report has been compiled pursuant to International Accounting Standards (IAS). Application has been made of the same accounting and valuation principles as were used for the interim statements as of August 31, 2002.

The interim statements of HORNBACH-Baumarkt-Aktiengesellschaft as of August 31, 2002 were prepared for the first time in accordance with the accounting principles of the International Accounting Standards Board. Application was made of all International Accounting Standards and interpretations of the Standing Interpretations Committee ("SIC") valid as of August 31, 2002.

A representation of those accounting and valuation methods applied which deviate from German Commercial Law, as well as their implications for the equity as of March 1, 2002, is explained in detail in the notes to the interim report as of August 31, 2002.

Seasonal Influences

The Hornbach-Baumarkt-AG Group reports lower sales in the fall and in the winter months than in the spring and summer months as a result of weather conditions. These seasonally induced fluctuations are reflected in the figures of the particular quarters.

Dividends

A dividend pertaining to the 2001/2002 fiscal year and amounting to € 0.87 per individual share certificate was distributed to shareholders on August 31. The dividend, which amounted to a total of € 13.1m, was equivalent to a payout rate of 50% of the annual net surplus.

Extraordinary Result

The extraordinary result of € 7.9m contains expenses relating to damage incurred in the flood catastrophe and amounting to € 11.1m. The proceeds were received from the sale of damaged goods and from government grants and from grants made by suppliers.

The expenses primarily involve the write-off of destroyed stock, expenses pertaining to waste removal and cleaning, the obligation to replace one rented superstore and garden center, as well as the losses incurred on other assets, plant and office equipment and the ongoing operational costs during the period in which the superstore was required to be closed by the flooding.

The extraordinary result is structured as follows:

	€ m
Extraordinary expenditure	11.1
Extraordinary income	3.2
Extraordinary result before tax	7.9
Tax relief	-3.0
Extraordinary result after tax	4.9